United States securities and exchange commission logo





                               January 20, 2023

       Christopher Marlett
       Chief Executive Officer
       MDB Capital Holdings, LLC
       4209 Meadowdale Lane
       Dallas, TX 75229

                                                        Re: MDB Capital
Holdings, LLC
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed on December
28, 2022
                                                            File No. 333-268318

       Dear Christopher Marlett:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       General

   1. We note your revised disclosure that you are offering securities on a no minimum basis.
                                                        Please revise the use
of proceeds and dilution sections to detail the use of proceeds and dilution if 25%, 50%,
75% and 100% of the securities are sold, or advise.
   2. Please revise the summary section to disclose your multiple class share structure and explain the nature of
the disparate voting rights and the risks the structure presents to investors.
   3. We note that after the offering completion you will be a controlled company, with two of your shareholders
holding more than 50% of the voting power. Please disclose the
 Christopher Marlett
FirstName  LastNameChristopher  Marlett
MDB Capital   Holdings, LLC
Comapany
January 20,NameMDB
            2023       Capital Holdings, LLC
January
Page 2 20, 2023 Page 2
FirstName LastName
         percentage of outstanding Class B shares that shareholders must keep in order to continue to control the outcome of matters submitted to shareholders for approval.
4. We note your response to our prior comment 25. We have referred your response to the staff of the Division of Investment Management. You may receive further comment.
Prospectus Summary
Overview, page 1

5. We note your response to our prior comment 2 and reissue. Please revise the introductory paragraphs of your summary section to include your revenue and net losses for the most recent audited period and interim stub to provide a financial snapshot of your company and to balance the disclosure in this section.
Alternate Page for Security Holder Prospectus
Selling Security Holders, page 5

6. We note the percentage of shares owned before and after the offering is based on a number as of September 30, 2022. Please update to the most recent practicable date or advise.
7. Please briefly describe the transactions from which the selling shareholders originally received their shares, including the exemption from registration for the original transaction and the date of the transaction.
Risk Factors, page 11

8. Please add risk factor disclosure describing the fact that your multi-class capital structure may have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interests. In addition, add risk factor disclosure describing the risks to investors that future issuances of high-vote shares may be dilutive to low-vote shareholders.
The market, including clients and potential investors, may be skeptical, page
24

9. We note your response to our prior comment 4 and your disclosure here and on page 67 that Invizyme's "SimplePath systems and the resultant pipeline products are in various stages of the research and development phase, the pilot production phase and/or in pre-
         clinical assessment as a therapeutic." Please explain what you mean by "pilot production phase," because it appears that Invizyme has not obtained FDA approval to begin production of any of its products. If FDA approval is not required for any of Invizyme's pipeline products, please revise to explain why it is not required, in the alternative, please remove references to "pilot production."
PatentVest is licensed to offer legal services under Arizona law, page 26

10. Please advise and expand your risk factor disclosure, if applicable, as to whether any
 Christopher Marlett
MDB Capital Holdings, LLC
January 20, 2023
Page 3
         additional regulatory approvals are necessary for PatentVest to launch its law firm operations once it is a subsidiary of a public company. Please also include a discussion of the regulations that will materially impact the firm, under "Regulation," as applicable.
         Please also discuss if Arizona is the only state that allows a law firm to be owned by a non-lawyer and discuss the extent this would prevent the law firm from expanding outside of Arizona.
Use of Proceeds, page 34

11. We note your response to our prior comment 5 and your revised disclosure that you plan to negotiate acquisition of certain technology. If any material amount of proceeds is to be used to acquire assets, otherwise than in the ordinary course of business, please describe briefly and state the cost of the assets and whether such assets are to be acquired from your affiliates or associates. Refer to Instruction 5 to Item 504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 38

12. We note that Other operating income, which appears to primarily comprise income from trading, is a significant source of your revenues in 2022. To the extent trading revenues continue to be significant please revise to separately disclose them in your statements of operations, and enhance your discussion about your trading volumes including any quantitative information to provide a reader better understanding of any material changes in trends that affect your operating results.
Broker Dealter and Intellectual Property Service Segment (Public Ventures and PatentVest)
Results of Operations for the Years Ended December 31, 2021 and 2020, page 45

13. Please refer to comment 16. We note from your response that the realized gain on investment securities related to investments acquired through open market purchases, founders shares, or warrants from investment banking deals. We further note from your response and your disclosure on page 46 that you used ASC 320-10 to determine the amount of realized gain. Please address the following:
           Please provide us detailed information by investment type, such as equity securities, debt securities, and warrants, for the investments sold or purchased during 2020, including acquisition price, sale price and realized gain(s) or loss.
           Given that the guidance in ASC 320-10 relates to debt securities, please tell us how you accounted for your investments in securities other than debt securities. Please also tell us and revise your accounting policy footnote to disclose the authoritative
FirstName LastNameChristopher
           accounting guidance you   Marlett
                                        relied upon to account for each of
these types of securities.
Comapany   NameMDB
           Please          Capital
                   also tell us if Holdings, LLC
                                   and how you   considered the guidance in ASC
940 for any of
January 20,your
            2023assets
                  Page held
                        3 in your broker dealer subsidiary.
FirstName LastName
 Christopher Marlett
FirstName  LastNameChristopher  Marlett
MDB Capital   Holdings, LLC
Comapany
January 20,NameMDB
            2023       Capital Holdings, LLC
January
Page 4 20, 2023 Page 4
FirstName LastName
Financial Condition, page 47

14. Please refer to comment 6 and your revised disclosures on page 47. Please revise to more clearly explain the changes in specific balance sheet line items you are referring to in the following two sentences included in the last two paragraphs on page
47:
             This was primarily due to the reduction of securities sold not yet purchased in 2021.
             This was primarily driven by the decrease of the value of securities and securities distributed to members during 2021.
         Additionally, please also refer to SEC Release No. 33-10890 on Management's Discussion and Analysis.
Executive Compensation, page 78

15. We note your response to our prior comment 13 and that your summary compensation table includes option awards. Please include a separate table with information relating to the option awards. Refer to Item 402(p) of Regulation S-K. Description of Capital, page 83

16. We note your response to our prior comments 15 and 27. Please revise here and on the cover page to clarify what you mean by "common equivalent equity" and clarify the extent to which the common shares you are offering differ from rights typical of common equity. Please further explain what you mean by disclosure that your two classes of common equity represent your limited liability membership interests, why you have designated them as class A common shares and class B common shares, and why you refer to them as Class A common shares on the cover page and in the fee table. In that regard, please explain and clarify how the class A common shares and class B common shares represent your limited liability interests. In your response, please tell us if you are just using a different nomenclature for your limited liability interests and why you have chosen to designate the interest in this way. Please also explain to us what you mean when you tell us in your response that under Delaware law, there is no limitation on how a limited liability company might denominate their membership interests, and how that statement relates to your offering of class A common shares. Please advise us whether these LLC "common equity equivalent" Class A common shares you are offering will satisfy the criteria for listing common stock equivalents on Nasdaq. Fair Value of Financial Instruments, page F-31

17. Please refer to comment 19. We note from your response that realized gains of $2,178,337 during 2021 related to two non-trading warrants for publicly traded stock held until their distribution to members in Q4 2021. We note that you present Gain on distributed investment securities to members' of $2,414,093 in your results of operations. Please tell us and revise to disclose a) the reason for the difference in the two amounts, and b) how you determined the fair value of these warrants at the time of their distribution in Q4
         2021.
 Christopher Marlett
MDB Capital Holdings, LLC
January 20, 2023
Page 5

        You may contact William Schroeder at (202) 551-3294 and Amit Pande at
(202) 551-
3423 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at
(202) 551-
3210 with any other questions.



                                                        Sincerely,
FirstName LastNameChristopher Marlett
                                                        Division of Corporation
Finance
Comapany NameMDB Capital Holdings, LLC
                                                        Office of Finance
January 20, 2023 Page 5
cc:       Andrew Hudders, Esq.
FirstName LastName